# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LiveOne, Inc., CIK 0001491419
CUSIP: 53814X102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 269 South Beverly Drive, Suite #1450, Beverly Hills, California (CA), 90212
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0001071292
Persons authorized to receive notices and communications: Robert S. Ellin, c/o LiveOne, Inc., 269 South Beverly Drive, Suite #1450, Beverly Hills, California (CA), 90212, (310) 601-2505

## Reporting persons
- Robert S. Ellin (CIK 0001071292): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 23,969,618; shared voting power 0; sole dispositive power 23,969,618; shared dispositive power 0; aggregate amount beneficially owned 23,969,618 (22.8% of the class)
  Comment: (1) See Items 5 and 6 of this Schedule 13D.
  
  (2) On the basis of (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in its Preliminary Prospectus Supplement, filed with the U.S. Securities and Exchange Commission (the "SEC") on July 15, 2025 (the "Prospectus Supplement"), plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Issuer's Series A Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person, plus (iii) 2,035,399 warrants beneficially owned by the Reporting Person, plus (iv) 666,667 options beneficially owned by the Reporting Person, as more fully discussed in Items 5 and 6 of this Schedule 13D.
- Trinad Capital Master Fund, Ltd. (CIK 0001346370): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 13,679,259; sole dispositive power 0; shared dispositive power 13,679,259; aggregate amount beneficially owned 13,679,259 (13.1% of the class)
  Comment: (1) See Items 5 and 6 of this Schedule 13D.
  
  (2) On the basis of (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement, plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Issuer's Series A Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person, plus (iii) 2,035,399 warrants beneficially owned by the Reporting Person.
- Trinad Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 14,395,475; shared voting power 0; sole dispositive power 14,395,475; shared dispositive power 0; aggregate amount beneficially owned 14,395,475 (13.8% of the class)
  Comment: (1) See Items 5 and 6 of this Schedule 13D.
  
  (2) On the basis of (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement, plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Issuer's Series A Perpetual Convertible Preferred Stock beneficially owned by the Reporting Person, plus (iii) 2,035,399 warrants beneficially owned by the Reporting Person.
- JJAT Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 6,817,810; shared voting power 0; sole dispositive power 6,817,810; shared dispositive power 0; aggregate amount beneficially owned 6,817,810 (6.7% of the class)
  Comment: (1) See Items 5 and 6 of this Schedule 13D.
  
  (2) On the basis of 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: LiveOne, Inc.
Address of issuer's principal executive offices: 269 South Beverly Drive, Suite #1450, Beverly Hills, California (CA), 90212
Comment:
Explanatory Note

This Amendment No. 2 (this "Amendment") to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) to amend and restate in its entirety the original Schedule 13D, filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on January 4, 2018, as amended by Amendment No. 1 to Schedule 13D, filed by the Reporting Persons with the SEC on April 6, 2018. This Amendment is filed to update the total beneficial ownership (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of each Reporting Person of the shares of Common Stock (as defined below), including as a result of the completion of the transactions contemplated by the July 2025 Exchange Agreement (as defined below), and to include certain other related changes.

## Item 2. Identity and Background
Name of person filing:
Mr. Robert S. Ellin is the CEO, Chairman and a director of the Issuer. As of the date this Schedule 13D, Mr. Ellin directly beneficially owns 2,756,333 shares of Common Stock and may be deemed to indirectly beneficially own 21,213,285 shares of Common Stock.

As of the date of this Schedule 13D, Trinad Capital Master Fund Ltd. ("Trinad Capital") directly beneficially owns 13,679,259 shares of Common Stock (including (i) 987,252 shares of Common Stock issuable as of July 15, 2025 upon conversion of the Issuer's Series A Preferred Stock (as defined below) directly beneficially owned by Trinad Capital (including the dividend to be paid in kind and accrued as of July 15, 2025), which Trinad Capital has the right to convert at the conversion price of $2.10 per share, and (ii) 2,035,399 shares of Common Stock issuable upon exercise of the Warrants (as defined below)). Mr. Ellin is the Managing Director and Portfolio Manager of Trinad Capital.

As of the date of this Schedule 13D, Trinad Capital Management, LLC ("Trinad Management") directly beneficially owns 716,216 shares of Common Stock and may be deemed to indirectly beneficially own 13,679,259 shares of Common Stock directly beneficially owned by Trinad Capital (as a result of Trinad Management being the Managing Director of Trinad Capital). Mr. Ellin is the Managing Member of Trinad Management.

As of the date of this Schedule 13D, JJAT directly beneficially owns 6,817,810 shares of Common Stock. Mr. Ellin is the principal owner of JJAT.

This Schedule 13D is being filed by (i) Mr. Ellin, the Chief Executive Officer, Chairman and a director of the Issuer, (ii) Trinad Capital, at which Mr. Ellin serves as the Managing Director and Portfolio Manager, (iii) Trinad Management, at which Mr. Ellin serves as the Managing Member, and (iv) JJAT, an entity principally owned by Mr. Ellin (collectively referred to herein collectively as the "Reporting Persons").

Mr. Ellin is a United States citizen. Trinad Capital is a Cayman Island exempted company. Trinad Management is a Delaware limited liability company. JJAT is a Delaware corporation. Mr. Ellin serves is the Issuer's Chief Executive Officer, Chairman and a director. The principal business address of the Issuer and the address for each of the Reporting Persons is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.
Residence or business address:
This Schedule 13D is being filed by (i) Mr. Ellin, the Chief Executive Officer, Chairman and a director of the Issuer, (ii) Trinad Capital, at which Mr. Ellin serves as the Managing Director and Portfolio Manager, (iii) Trinad Management, at which Mr. Ellin serves as the Managing Member, and (iv) JJAT, an entity principally owned by Mr. Ellin (collectively referred to herein collectively as the "Reporting Persons").

Mr. Ellin is a United States citizen. Trinad Capital is a Cayman Island exempted company. Trinad Management is a Delaware limited liability company. JJAT is a Delaware corporation. Mr. Ellin serves is the Issuer's Chief Executive Officer, Chairman and a director. The principal business address of the Issuer and the address for each of the Reporting Persons is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.
Present principal occupation or employment:
This Schedule 13D is being filed by (i) Mr. Ellin, the Chief Executive Officer, Chairman and a director of the Issuer, (ii) Trinad Capital, at which Mr. Ellin serves as the Managing Director and Portfolio Manager, (iii) Trinad Management, at which Mr. Ellin serves as the Managing Member, and (iv) JJAT, an entity principally owned by Mr. Ellin (collectively referred to herein collectively as the "Reporting Persons").

Mr. Ellin is a United States citizen. Trinad Capital is a Cayman Island exempted company. Trinad Management is a Delaware limited liability company. JJAT is a Delaware corporation. Mr. Ellin serves is the Issuer's Chief Executive Officer, Chairman and a director. The principal business address of the Issuer and the address for each of the Reporting Persons is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
This Schedule 13D is being filed by (i) Mr. Ellin, the Chief Executive Officer, Chairman and a director of the Issuer, (ii) Trinad Capital, at which Mr. Ellin serves as the Managing Director and Portfolio Manager, (iii) Trinad Management, at which Mr. Ellin serves as the Managing Member, and (iv) JJAT, an entity principally owned by Mr. Ellin (collectively referred to herein collectively as the "Reporting Persons").

Mr. Ellin is a United States citizen. Trinad Capital is a Cayman Island exempted company. Trinad Management is a Delaware limited liability company. JJAT is a Delaware corporation. Mr. Ellin serves is the Issuer's Chief Executive Officer, Chairman and a director. The principal business address of the Issuer and the address for each of the Reporting Persons is 269 South Beverly Drive, Suite #1450, Beverly Hills, CA 90212.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Common Stock directly beneficially owned by Mr. Ellin and Trinad Capital (and indirectly beneficially owned by Mr. Ellin and Trinad Management) were purchased with working capital of Trinad Capital and/or acquired as a result of certain transactions between Mr. Ellin, Trinad Capital and/or the Issuer. The shares of Common Stock directly beneficially owned by Trinad Management (and indirectly beneficially owned by Mr. Ellin) were acquired pursuant to the Management Agreement as described in Item 6 of this Schedule 13D, were purchased with working capital of Trinad Capital and/or Trinad Management and/or acquired as a result of certain transactions between Trinad Capital and/or Trinad Management and the Issuer. The shares of Common Stock directly beneficially owned by JJAT (and indirectly beneficially owned by Mr. Ellin) were acquired as part of the Merger as described in Item 6 of this Schedule 13D and/or were purchased with working capital of JJAT.

No borrowed funds were used to purchase such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of Common Stock reported herein (collectively, the "Shares") were acquired for investment purposes.
The Reporting Persons intend to evaluate their investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Persons have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Persons may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Persons reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Persons, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, (i) (x) Mr. Ellin has direct beneficial ownership interest of 2,756,333 shares of Common Stock (representing approximately 2.7% of the number of shares of Common Stock issued and outstanding), consisting of (I) 2,089,666 shares of Common Stock directly beneficially owned by Mr. Ellin (representing approximately 2.1% of the number of shares of Common Stock issued and outstanding) and (II) 666,667 Service Options (as defined below) (representing approximately 0.7% of the number of shares of Common Stock issued and outstanding), and (y) Mr. Ellin may be deemed to have indirect beneficial ownership interest of 21,213,285 shares of Common Stock (representing approximately 20.3% of the number of shares of Common Stock issued and outstanding) consisting of (I) 14,395,475 shares of Common Stock (representing approximately 13.8% of the number of shares of Common Stock issued and outstanding) beneficially owned by Trinad Management due to Mr. Ellin being the Managing Member of Trinad Management (including any direct beneficial ownership of Trinad Capital due to Mr. Ellin being the Managing Director and Portfolio Manager of Trinad Capital), and (II) 6,817,810 shares of Common Stock (representing approximately 6.7% of the number of shares of Common Stock issued and outstanding) directly beneficially owned by JJAT due to Mr. Ellin being the principal owner of JJAT, (ii) Trinad Capital has direct beneficial ownership of 13,679,259 shares of Common Stock (including 987,252 shares of Common Stock issuable as of July 15, 2025 upon conversion of the Series A Preferred Stock held by Trinad Capital (including the dividend to be paid in kind and accrued as of July 15, 2025), which Trinad Capital has the right to convert at the price of $2.10 per share, and 2,035,399 shares of Common Stock issuable upon exercise of the Warrants owned by Trinad Capital) representing approximately 13.1% of the number of shares of Common Stock issued and outstanding), (iii) Trinad Management has beneficial ownership of 14,395,475 shares of Common Stock (including 716,216 shares of Common Stock directly beneficially owned by Trinad Management, 987,252 shares of Common Stock issuable as of July 15, 2025 upon conversion of the Series A Preferred Stock held by Trinad Capital (including the dividend to be paid in kind and accrued as of July 15, 2025), which Trinad Capital has the right to convert at the price of $2.10 per share), and 2,035,399 shares of Common Stock issuable upon exercise of the Warrants owned by Trinad Capital) representing approximately 13.8% of the number of shares of Common Stock issued and outstanding), (iv) JJAT has direct beneficial ownership of 6,817,810 shares of Common Stock owned by it (representing approximately 6.7% of the number of shares of Common Stock issued and outstanding). The percentages with respect to Mr. Ellin's beneficial ownership are based on (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in its Preliminary Prospectus Supplement, filed with the SEC on July 15, 2025 (the "Prospectus Supplement"), plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Series A Preferred Stock directly beneficially owned by Trinad Capital, plus (iii) 2,035,399 Warrants directly beneficially owned by Trinad Capital, plus (iv) 666,667 Service Options directly beneficially owned by Mr. Ellin.

The percentages with respect to Trinad Capital's and Trinad Management's beneficial ownership are based on (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement, plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Series A Preferred Stock directly beneficially owned by Trinad Capital, plus (iii) 2,035,399 Warrants directly beneficially owned by Trinad Capital. The percentages with respect to JJAT's beneficial ownership are based on 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement.

Mr. Ellin, as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital, has sole power to vote or direct the vote of 13,679,259 shares of Common Stock directly beneficially owned by Trinad Capital; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of 13,679,259 shares of Common Stock directly beneficially owned by Trinad Capital; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital.

Mr. Ellin, as the Managing Member of Trinad Management, has sole power to vote or direct the vote of 716,216 shares of Common Stock directly beneficially owned by Trinad Management; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Management; has sole power to dispose or direct the disposition of 716,216 shares of Common Stock directly beneficially owned by Trinad Management; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Management.

Mr. Ellin, as the principal owner of JJAT, has sole power to vote or direct the vote of 6,817,810 shares of Common Stock directly beneficially owned by JJAT; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by JJAT; has sole power to dispose or direct the disposition of 6,817,810 shares of Common Stock directly beneficially owned by JJAT; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by JJAT.

Mr. Ellin and Trinad Management disclaim beneficial ownership of the reported securities except for (i) Mr. Ellin's and Trinad Management's pecuniary interest therein, (ii) the direct beneficial ownership of Mr. Ellin as reported herein, (iii) the direct beneficial ownership of Trinad Management as reported herein, (iv) the indirect interest of Trinad Management by virtue of being the Managing Director of Trinad Capital, (v) the indirect interest of Mr. Ellin by virtue of being the Managing Director and Portfolio Manager of Trinad Capital, (vi) the indirect interest of Mr. Ellin by virtue of being a shareholder and principal owner of JJAT, and (vii) the indirect interest of Mr. Ellin by virtue of being a member of Trinad Capital and a member of Trinad Management.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, (i) (x) Mr. Ellin has direct beneficial ownership interest of 2,756,333 shares of Common Stock (representing approximately 2.7% of the number of shares of Common Stock issued and outstanding), consisting of (I) 2,089,666 shares of Common Stock directly beneficially owned by Mr. Ellin (representing approximately 2.1% of the number of shares of Common Stock issued and outstanding) and (II) 666,667 Service Options (as defined below) (representing approximately 0.7% of the number of shares of Common Stock issued and outstanding), and (y) Mr. Ellin may be deemed to have indirect beneficial ownership interest of 21,213,285 shares of Common Stock (representing approximately 20.3% of the number of shares of Common Stock issued and outstanding) consisting of (I) 14,395,475 shares of Common Stock (representing approximately 13.8% of the number of shares of Common Stock issued and outstanding) beneficially owned by Trinad Management due to Mr. Ellin being the Managing Member of Trinad Management (including any direct beneficial ownership of Trinad Capital due to Mr. Ellin being the Managing Director and Portfolio Manager of Trinad Capital), and (II) 6,817,810 shares of Common Stock (representing approximately 6.7% of the number of shares of Common Stock issued and outstanding) directly beneficially owned by JJAT due to Mr. Ellin being the principal owner of JJAT, (ii) Trinad Capital has direct beneficial ownership of 13,679,259 shares of Common Stock (including 987,252 shares of Common Stock issuable as of July 15, 2025 upon conversion of the Series A Preferred Stock held by Trinad Capital (including the dividend to be paid in kind and accrued as of July 15, 2025), which Trinad Capital has the right to convert at the price of $2.10 per share, and 2,035,399 shares of Common Stock issuable upon exercise of the Warrants owned by Trinad Capital) representing approximately 13.1% of the number of shares of Common Stock issued and outstanding), (iii) Trinad Management has beneficial ownership of 14,395,475 shares of Common Stock (including 716,216 shares of Common Stock directly beneficially owned by Trinad Management, 987,252 shares of Common Stock issuable as of July 15, 2025 upon conversion of the Series A Preferred Stock held by Trinad Capital (including the dividend to be paid in kind and accrued as of July 15, 2025), which Trinad Capital has the right to convert at the price of $2.10 per share), and 2,035,399 shares of Common Stock issuable upon exercise of the Warrants owned by Trinad Capital) representing approximately 13.8% of the number of shares of Common Stock issued and outstanding), (iv) JJAT has direct beneficial ownership of 6,817,810 shares of Common Stock owned by it (representing approximately 6.7% of the number of shares of Common Stock issued and outstanding). The percentages with respect to Mr. Ellin's beneficial ownership are based on (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in its Preliminary Prospectus Supplement, filed with the SEC on July 15, 2025 (the "Prospectus Supplement"), plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Series A Preferred Stock directly beneficially owned by Trinad Capital, plus (iii) 2,035,399 Warrants directly beneficially owned by Trinad Capital, plus (iv) 666,667 Service Options directly beneficially owned by Mr. Ellin.

The percentages with respect to Trinad Capital's and Trinad Management's beneficial ownership are based on (i) 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement, plus (ii) 987,252 shares of the Issuer's common stock issuable upon the conversion of the Series A Preferred Stock directly beneficially owned by Trinad Capital, plus (iii) 2,035,399 Warrants directly beneficially owned by Trinad Capital. The percentages with respect to JJAT's beneficial ownership are based on 101,628,164 shares of the Issuer's common stock issued and outstanding as of July 15, 2025, reported by the Issuer in the Prospectus Supplement.

Mr. Ellin, as the Managing Member of Trinad Management, which is the Managing Director of Trinad Capital, has sole power to vote or direct the vote of 13,679,259 shares of Common Stock directly beneficially owned by Trinad Capital; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Capital; has sole power to dispose or direct the disposition of 13,679,259 shares of Common Stock directly beneficially owned by Trinad Capital; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Capital.

Mr. Ellin, as the Managing Member of Trinad Management, has sole power to vote or direct the vote of 716,216 shares of Common Stock directly beneficially owned by Trinad Management; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by Trinad Management; has sole power to dispose or direct the disposition of 716,216 shares of Common Stock directly beneficially owned by Trinad Management; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by Trinad Management.

Mr. Ellin, as the principal owner of JJAT, has sole power to vote or direct the vote of 6,817,810 shares of Common Stock directly beneficially owned by JJAT; has shared power to vote or direct the vote of 0 shares of Common Stock directly beneficially owned by JJAT; has sole power to dispose or direct the disposition of 6,817,810 shares of Common Stock directly beneficially owned by JJAT; and has shared power to dispose or direct the disposition of 0 shares of Common Stock directly beneficially owned by JJAT.

Mr. Ellin and Trinad Management disclaim beneficial ownership of the reported securities except for (i) Mr. Ellin's and Trinad Management's pecuniary interest therein, (ii) the direct beneficial ownership of Mr. Ellin as reported herein, (iii) the direct beneficial ownership of Trinad Management as reported herein, (iv) the indirect interest of Trinad Management by virtue of being the Managing Director of Trinad Capital, (v) the indirect interest of Mr. Ellin by virtue of being the Managing Director and Portfolio Manager of Trinad Capital, (vi) the indirect interest of Mr. Ellin by virtue of being a shareholder and principal owner of JJAT, and (vii) the indirect interest of Mr. Ellin by virtue of being a member of Trinad Capital and a member of Trinad Management.
Transactions in the class effected during the past sixty days: See Item 6 below under the caption "July 2025 Exchange Agreement" with respect to any acquisitions by the Reporting Persons of shares of Common Stock or securities convertible into Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable other than as set forth herein. Certain shareholders of JJAT have the contractual right to receive dividends from, or the proceeds from the sale of, shares of Common Stock owned by JJAT.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Securities Purchase Agreement

On September 9, 2011, Trinad Capital entered into a Securities Purchase Agreement (the "Purchase Agreement") with Alex Kuznetsov, a former shareholder and former sole director and officer of the Issuer, pursuant to which Mr. Kuznetsov sold to Trinad Capital an aggregate of 1,333,333 shares of Common Stock in consideration of an aggregate payment of $311,615.

Merger with KoKo (Camden) Holdings (US), Inc.

On April 28, 2014, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Loton Acquisition Sub I, Inc., a Delaware corporation ("Acquisition Sub") and KoKo (Camden) Holdings (US), Inc. ("KoKo Parent"), a Delaware corporation and wholly-owned subsidiary of JJAT Corp. ("JJAT"), a Delaware corporation wholly-owned by Mr. Ellin and his affiliates (the "Merger"). As a result of the Merger, KoKo Parent became a wholly-owned subsidiary of the Issuer, and the Issuer's primary business became that of KoKo Parent and its subsidiaries, KoKo (Camden) Limited, a private limited company registered in England and Wales, which owns 50% of OBAR Camden Holdings Limited, a private limited company registered in England and Wales ("OCHL"), which in turn wholly-owns its operating subsidiary OBAR Camden Limited, a private limited company registered in England and Wales. On December 1, 2016, the Issuer sold its 50% interest in OCHL to Mr. Bengough for approximately $2.18 million. As part of the closing of the Merger, pursuant to the terms of the Merger Agreement, KoKo Parent's former sole shareholder, JJAT, received 19,333,333 shares of Common Stock. As of the date hereof, JJAT has direct beneficial ownership of 6,817,810 shares of Common Stock.

Management Agreement

On September 23, 2011, the Issuer entered into a Management Agreement ("Management Agreement") with Trinad Management. Pursuant to the Management Agreement, Trinad Management agreed to provide certain management services to the Issuer through September 22, 2014, including, without limitation, the sourcing, structuring and negotiation of potential business acquisitions and customer contracts for the Issuer. Under the Management Agreement, the Issuer compensated Trinad Management for its services by (i) paying a fee equal to $2,080,000, with $90,000 payable in advance of each consecutive 3-month calendar period during the term of the Management Agreement and with $1,000,000 due at the end of the 3-year term, and (ii) issuing a warrant to purchase 750,000 shares of Common Stock at an exercise price of $0.225 per share (the "Warrant"). On August 25, 2016, the Warrant was fully exercised on a cashless basis at an exercise price of $0.225 per share, resulting in the issuance 716,216 shares of Common Stock. Pursuant to the terms of the Employment Agreement (as defined below), Mr. Ellin agreed that in connection with the consummation of the Public Offering (as defined below), effective as of December 27, 2017, Trinad Management would no longer receive the monthly fee under the Management Agreement, and the Management Agreement was subsequently terminated.

Issuance of Promissory Note to JJAT

On August 19, 2016, the Issuer issued a 6% unsecured note payable to JJAT for a total principal amount of $55,000. Under the terms of the note, if the Issuer raised a minimum of $5,000,000 (excluding the amount converting pursuant to the note) of aggregate gross proceeds from an equity financing led by a reputable institutional investor in one or more closings prior to the maturity date, JJAT had the right to convert all outstanding note principal and interest into the same equity securities issued in such equity financing at 75% of the issuance price of the securities issued in such financing. On December 21, 2016, this note was repaid in full.

Public Offering

Trinad Capital purchased 700,000 shares of Common Stock as part of the Issuer's public offering (the "Public Offering") completed on December 27, 2017 at the offering price of $4.00 per share.

February 2023 Exchange Agreement

On February 3, 2023, the Issuer entered into an exchange agreement (collectively, the "February 2023 Exchange Agreement") with Trinad Capital in regard to all promissory notes in the aggregate principal and interest amount of $6,177,218 then outstanding that were previously issued by the Issuer to Trinad Capital (the "Trinad Notes"). Pursuant to the February 2023 Exchange Agreement, Trinad Capital exchanged the Trinad Notes, together with interest, due and payable thereon, and relinquished any and all rights thereunder, for 21,177 shares of the Issuer's newly designated and issued Series A Perpetual Convertible Preferred Stock, $0.001 par value per share (the "Series A Preferred Stock"), with a stated value of $1,000 per share, having the terms as set forth in the Issuer's Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (the "Certificate of Designation"), filed by the Issuer with the Secretary of State of the State of Delaware on February 2, 2023.

The shares of Series A Preferred Stock are convertible at any time at Trinad Capital's option into shares of Common Stock at a price of $2.10 per share, bear a dividend of 12% per annum, are perpetual and have no maturity date. At the option of the Issuer, the dividend may be paid in-kind for the first 12 months after the Effective Date, and thereafter, Trinad Capital shall have the option to select whether subsequent dividend payments shall be paid in kind or in cash; provided, that as long as any Series A Preferred Stock is held by Harvest Small Cap Partners Master, Ltd. and Harvest Small Cap Partners, L.P., the other holders of Series A Preferred Stock (the "Harvest Funds"), Trinad Capital shall receive the dividend solely in kind. The Series A Preferred Stock shall have no voting rights, except as set forth in the Certificate of Designation or as otherwise required by law.

In consideration for entry into the February 2023 Exchange Agreement and Trinad Capital's willingness to forego certain rights to common stock of the Issuer previously agreed by the parties, the Issuer issued to Trinad Capital 200,000 shares of Common Stock. In connection with and as a condition to the entry of the February 2023 Exchange Agreement, pursuant to a letter agreement among the Issuer, the Harvest Funds and Mr. Ellin, unless otherwise agreed to by the Harvest Funds, Mr. Ellin agreed to (i) to serve as the Issuer's Chief Executive Officer and (ii) extend the period during which he cannot dispose of any equity or convertible securities of the Issuer owned by him or any entity of which he is the beneficial owner and not to cease to be the beneficial owner of any other equity or convertible securities of the Issuer of which Mr. Ellin is the beneficial owner (subject to certain exceptions), in each case until the time that the Harvest Funds no longer own any shares of the Series A Preferred Stock.

The foregoing summary of the terms of the February 2023 Exchange Agreement is incomplete and subject to, and qualified in its entirety by, the actual terms of the February 2023 Exchange Agreement, that was filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K, filed with the SEC on February 7, 2023, which is incorporated herein by reference.

April 2024 Exchange Agreement

On April 1, 2024, the Issuer entered into a letter agreement (the "April 2024 Exchange Agreement") with Trinad Capital. Pursuant to the April 2024 Exchange Agreement, Trinad Capital converted 3,395.09 shares of its Series A Preferred Stock into 1,616,709 shares of Common Stock and received 535,399 three-year warrants to purchase shares of Common Stock exercisable at a price of $2.10 per share (the "April 2024 Warrants"). The foregoing summary of the terms of the April 2024 Exchange Agreement and the April 2024 Warrants is incomplete and subject to, and qualified in their entirety by, the actual terms of the April 2024 Exchange Agreement and the April 2024 Warrants, that were filed as Exhibits 10.3 and 4.3, respectively, to the Issuer's Current Report on Form 8-K, filed with the SEC on April 5, 2024, which are incorporated herein by reference.

July 2025 Exchange Agreement

On July 15, 2025, the Issuer entered into a letter agreement (the "July 2025 Exchange Agreement") with Trinad Capital. Pursuant to the July 2025 Exchange Agreement, Trinad Capital converted 2,250 shares of its Series A Preferred Stock into 1,500,000 shares of Common Stock and received 1,500,000 three-year warrants to purchase shares of Common Stock exercisable at a price of $0.01 per share (the "July 2025 Warrants" and together with the April 2024 Warrants, the "Warrants"). The foregoing summary of the terms of the July 2025 Exchange Agreement and the July 2025 Warrants is incomplete and subject to, and qualified in their entirety by, the actual terms of the July 2025 Exchange Agreement and the July 2025 Warrants, that were filed as Exhibits 10.3 and 4.3, respectively, to the Issuer's Current Report on Form 8-K, filed with the SEC on July 15, 2025, which are incorporated herein by reference.

Stock Options Grant

On September 7, 2017, the Issuer entered into an Employment Agreement with Mr. Ellin (the "Employment Agreement"), pursuant to which the Issuer granted Mr. Ellin stock options to purchase an aggregate of 1,166,667 shares of Common Stock at an exercise price of $4.00. The stock options consist of (i) 666,667 options (the "Service Options"), which have fully vested and are exercisable as of the date of this Schedule 13D; and (ii) 500,000 options, which did not vest and have been forfeited.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A: Joint Filing Agreement (filed herewith).

Exhibit B: Securities Purchase Agreement, dated as of September 9, 2011, by and between Trinad Capital Master Fund, Ltd. and Alex Kuznetsov (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on September 15, 2011, Exhibit 10.1).

Exhibit C: Merger Agreement, dated as of April 18, 2014, by and among the Issuer, Loton Acquisition Sub I, Inc. and KoKo (Camden) Holdings (US), Inc. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on April 30, 2014, Exhibit 2.1).

Exhibit D: Certificate of Designation of Preferences, Rights and Limitations of Series A Perpetual Convertible Preferred Stock (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on February 7, 2023, Exhibit 4.1).

Exhibit E: Exchange Agreement, dated as of February 3, 2023, between the Issuer and Trinad Capital Master Fund Ltd. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on February 7, 2023, Exhibit 10.3).

Exhibit F: Letter Agreement, dated as of April 1, 2024, between the Issuer and Trinad Capital Master Fund Ltd. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on April 5, 2024, Exhibit 10.3).

Exhibit G: Warrant to Purchase Common Stock, dated as of April 1, 2024, issued by the Issuer to Trinad Capital Master Fund Ltd. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on April 5, 2024, Exhibit 4.3).

Exhibit H: Letter Agreement, dated as of July 15, 2025, between the Issuer and Trinad Capital Master Fund Ltd. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on July 15, 2025, Exhibit 10.3).

Exhibit I: Warrant to Purchase Common Stock, dated as of July 15, 2025, issued by the Issuer to Trinad Capital Master Fund Ltd. (incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on July 15, 2025, Exhibit 4.3).

## Signatures
- Robert S. Ellin: /s/ Robert S. Ellin, Robert S. Ellin (07/24/2025)
- Trinad Capital Master Fund, Ltd.: /s/ Robert S. Ellin, Robert S. Ellin / Managing Member (07/24/2025)
- Trinad Capital Management, LLC: /s/ Robert S. Ellin, Robert S. Ellin / Managing Member (07/24/2025)
- JJAT Corp.: /s/ Robert S. Ellin, Robert S. Ellin / Principal (07/24/2025)